File No. 70-9863


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 3

                                      TO

                                   FORM U-1

                          APPLICATION OR DECLARATION
                                     under
                The Public Utility Holding Company Act of 1935

                             PROGRESS ENERGY, INC.
                        CAROLINA POWER & LIGHT COMPANY
                           FLORIDA POWER CORPORATION
                             MONROE POWER COMPANY
                                CPL NEWCO, INC.
                    NORTH CAROLINA NATURAL GAS CORPORATION
                     PROGRESS ENERGY SERVICE COMPANY, LLC
                        PROGRESS ENERGY VENTURES, INC.
                          RICHMOND COUNTY POWER, LLC

                         411 Fayetteville Street Mall
                         Raleigh, North Carolina 27601

              (Name of company or companies filing this statement
                 and addresses of principal executive offices)

                             PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

                              William D. Johnson
            Executive Vice President, General Counsel and Secretary
                         411 Fayetteville Street Mall
                         Raleigh, North Carolina 27602

Larry M. Smith                                 Thomas R. Sullivan
Vice President - Finance                       Treasurer
Progress Energy Ventures, Inc.                 Carolina Power & Light Company
411 Fayetteville Street Mall                   411 Fayetteville Street Mall
Raleigh, North Carolina 27602                  Raleigh, North Carolina 27602

                                      (Names and address of agents for service)

This Commission is requested to mail signed copies of all orders, notices and communications to:

Steven Carr, Esq.                            William S. Scherman, Esq.
Associate General Counsel                    Paul Silverman, Esq.
Progress Energy Service Company, LLC         William Weeden
PEB 17B2                                     Skadden Arps Slate Meagher
                                              & Flom LLP
411 Fayetteville Street Mall                 1440 New York Avenue, NW
Raleigh, North Carolina 27602                Washington, DC 20005
Phone:  919/546-4161                         Phone:  202/371-7877
Fax:  919/546-3805                           Fax:  202/393-5760


Progress Energy, Inc. hereby amends and restates its Application/
Declaration to read as follows:

     APPLICATION/DECLARATION FOR AUTHORIZATION TO ISSUE AND ACQUIRE SECURITIES, FORM SUBSIDIARIES, ENTER INTO SERVICE TRANSACTIONS AND FOR EXEMPTION FROM SECTION 11(B)(2) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.       Description of Proposed Transactions.

                  Progress Energy, Inc. ("Progress Energy"), Carolina Power & Light Company ("CP&L"), Florida Power Corporation ("Florida Power"), Monroe Power Company ("Monroe"), CPL Newco, Inc. ("Newco"), North Carolina Natural Gas Corporation ("NCNG"), Progress Energy Service Company, LLC ("PE Service Company"), Progress Energy Ventures, Inc. ("Progress Energy Ventures"), and Richmond County Power, LLC ("Richmond," and together with Progress Energy, CP&L, Florida Power, Monroe, Newco, NCNG, PE Service Company and Progress Energy Ventures, collectively "Applicants") seek in this application/declaration ("Application/Declaration") authorizations under the Public Utility Holding Company Act of 1935 (the "Act") connected with establishing Richmond as a new electric utility company subsidiary of Progress Energy Ventures. Progress Energy is a registered holding company under the Act, CP&L, Florida Power, and NCNG are public utility company subsidiaries of Progress Energy, Newco is a wholly-owned subsidiary of CP&L that at this time holds no assets and conducts no business, PE Service Company is the Progress Energy system service company, Progress Energy Ventures is a non-utility intermediate subsidiary of Progress Energy, and Richmond is a wholly-owned subsidiary of CP&L that at this time holds no assets and conducts no business. Applicants seek authority under Section 12(d) of the Act for CP&L to transfer through a series of transactions its interests in certain electric generation assets and a related generation facility site to Richmond and to transfer its interests in Richmond to Progress Energy Ventures. Richmond will become a wholly-owned electric utility company subsidiary of Progress Energy Ventures. The plant owned by Richmond will be integrated into CP&L's current power generation operations and will be operated by CP&L on a central dispatch basis. Applicants also seek authority for Richmond to participate in financing transactions. Progress Energy Ventures will become a public utility holding company and requests an exemption from registration under Section 3(a)(1) of the Act. Applicants also seek authority under Section 11(b)(2) of the Act to retain certain intermediate holding companies, a Section 3(a)(1) exemption for those companies, and authority under Section 13 for certain service transactions involving wholesale generation utility and non-utility subsidiaries.

     A. Reasons for Establishing a New Public Utility Company Subsidiary.

                  Over the last few years, regulatory changes promoted by Congress and the Federal Energy Regulatory Commission ("FERC") have dramatically changed the wholesale electric power business by introducing a regime of robust competition. Progress Energy's proposed formation of a new public utility company subsidiary is a response to this new industry model and, specifically, seeks to take advantage of and adapt to competitive market opportunities in the Southeastern United States. This plan reflects an organizational change at Progress Energy that focuses on developing and expanding a portfolio of wholesale generating assets in the Southeast. The new company, along with certain wholesale generation companies exempt from Commission jurisdiction under Section 32 of the Act ("EWGs"), will help facilitate Progress Energy's adaptation to this dynamic business environment by consolidating its wholesale operations, which until now have been conducted by its retail subsidiaries, CP&L and Florida Power(collectively, the "Retail Companies"). Progress Energy expects that this organizational change will produce efficiencies and economies in at least three ways:

                  (1) The change will help create a structure that clearly separates Progress Energy assets involved in wholesale electric power transactions from those involved in retail operations. Under the current structure, CP&L and Florida Power (the "Retail Companies") are free to continue to engage in wholesale power transactions, as they have done for many years to meet their own resource requirements. However, significant time and effort is required by the state commissions (and their staffs) and company management to ensure that the retail and wholesale operations are properly segregated for accounting and rate-making purposes. Establishing a new electric utility company subsidiary that will engage in wholesale operations only will obviate this inefficient use of public and private resources in the future. Among other things, it will reduce (if not eliminate) the need for jurisdictional separation studies or other time-consuming and costly safeguards that would otherwise be required.

                  (2) The new electric utility company will simplify the resource planning process for CP&L, which must now reconcile two different concepts of business development. Under current retail regulation, CP&L has a statutory duty to serve retail customers located in its service territory. To meet that need, it procures resources to serve that projected load (including reserves). In contrast, the customer choice available in the wholesale market today requires an entirely different planning process -- one that involves the analysis of prospective arrangements, the rapid formulation of definitive bids and the development of plants that are intended either to meet a delivery deadline under a winning bid or to serve as a source of supply for future bids. In short, the retail and wholesale markets require different approaches to planning and decision making, which means that Progress Energy can derive efficiencies through the specialization that segregating these activities permits.

                  (3) The new, separate electric utility company will contribute to expedited decision making. Wholesale power markets experience frequent sudden changes. Currently, Progress Energy's decision making related to this market must be coordinated with CP&L and its other retail utility companies. As a separate entity, the new electric utility company will be in a position to make decisions independently under conditions that are more compatible with the requirements and expectations of the competitive market.

                  While the formation of the new electric utility company offers the improvements and efficiencies described above, this change in no way will diminish the reliability of electric supply in the Southeast. Regional power system reliability will remain as strong as it would have been in the absence of this organizational change. Progress Energy will continue to develop and purchase the power supply resources needed to provide reliable service to its wholesale and retail customers through its various subsidiaries. Finally, the proposed wholesale sales of electricity by the new electric utility company are subject to approval by the Federal Energy Regulatory Commission (the "FERC") under procedures promulgated under the Federal Power Act, as amended (the "Federal Power Act"), designed to preserve the integrity of state regulatory authority over retail electricity sales.

     B. Transfer of Assets and Formation of Electric Utility Company
Subsidiary.

                  Applicants request authority to complete all steps necessary for Richmond to hold an electric generation plant currently under construction in Richmond County, North Carolina and the associated plant site ("Richmond Facility"). CP&L currently owns the Richmond Facility. The Richmond Facility consists of the following assets (or rights to acquire such assets): eight General Electric 7F combustion turbines; six heat recovery steam generators; three steam turbines; one station service transformer; steam condensers and cooling towers; one gas pipeline spur; and a water supply, treatment and transportation system. The Richmond Facility assets also include, or will include, contracts for wholesale sales of electricity, construction, operation and maintenance, fuel, and other contracts, as well as governmental permits and approvals and real property interests, directly related to and necessary for facility construction and operation. As of December 31, 2000, the Richmond assets had a book value of $145,324,232.

                  CP&L's interests in the Richmond Facility will be distributed to Richmond through a series of transactions under an organizational restructuring (the "Restructuring"), which also will involve a facility and related assets owned by Monroe, an EWG currently owned by Progress Energy. The Restructuring is expected to take place as follows: (1) Progress Energy will contribute its stock in Progress Energy Ventures to Monroe; (2) CP&L will contribute the Richmond Facility to Richmond; (3) CP&L subsequently will contribute its membership interests in Richmond to Newco in exchange for Newco stock; (4) CP&L will distribute the Newco stock to Progress Energy; (5) the Monroe stock will be contributed to Newco; and (6) Newco will contribute its membership interest in Richmond down the corporate chain to Progress Energy Ventures. The facility and assets currently owned by Monroe will be transferred to and be wholly-owned by a new EWG subsidiary of a new intermediate holding company to be established to hold EWG projects. Monroe and Newco will continue to exist as intermediate holding companies for tax reasons, as described below. Newco will be a direct, wholly-owned subsidiary of Progress Energy. Progress Energy's ownership interest in Newco will be held in the form of common stock. The Restructuring will not result in any EWG holding an interest in a public utility company, as defined in Section 2(a)(5) of the Act, or a public utility company holding an interest in an EWG.

                  The proposed transfer of the Richmond Facility is subject to the North Carolina Utilities Commission's ("NCUC") approval of the transfer of a certificates of public convenience and necessity for the Richmond Facility. Applicants have committed to the NCUC to carry out the proposed transfers in accordance with North Carolina law and the rules, regulations, and orders of the NCUC promulgated thereunder. As required by the NCUC, CP&L and Progress Energy's retail gas subsidiary, NCNG, will not reflect in rates the value of any transfer subject to Commission jurisdiction except as allowed by the NCUC. The FERC must approve the transfer of certain Richmond Facility asset transfers under Section 203 of the Federal Power Act. Progress Energy Ventures or Richmond will assume responsibility for the construction, ownership and operation of the Richmond Facility.

                  Progress Energy Ventures will become a public utility holding company by virtue of its interest in Richmond. It therefore requests an exemption from registration under Section 3(a)(1) of the Act. Monroe and Newco also will become holding companies, and Applicants request Section 3(a)(1) exemptions for them. Richmond will enter into a power sales agreement with CP&L that will remain in effect from June 1, 2001 through May 31, 2006, with an option for a renewal for five years on twelve months notice. Applicants expect that upon expiration of this agreement, Richmond would become an EWG, and, as a result, Progress Energy Ventures, Monroe, and Newco would cease to be public utility holding companies at that time and would no longer require an exemption from registration.

     C. Financing Authority.

                  Applicants request authority for Richmond to issue and sell from time to time preferred securities ("Preferred Securities") and debentures ("Debentures"). In addition, Applicants request that Richmond be allowed to issue guarantees and notes and incur short-term debt ("Short-Term Debt") and long-term debt ("Long-Term Debt").

                  Preferred Securities may be issued in one or more series with rights, preferences, and priorities as may be designated in the instrument creating each series, as determined by Richmond's board of directors. All Preferred Securities will be redeemed no later than fifty years after the date of issuance thereof. The dividend rate on any series of Preferred Securities will not exceed, at the time of each issuance, the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities and (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

                  The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. Debentures will have maturities ranging from one to fifty years. The interest rate on Debentures will not exceed, at the time of each issuance, the greater of (a) 300 basis points over U.S. Treasury securities having comparable maturities; and (b) a gross spread over U.S. Treasury securities that is consistent with similar securities of comparable credit quality and maturities issued by other companies. Applicants state all Debentures will be maintained at investment grade as established by a nationally recognized statistical rating organization.

                  The amount of these Preferred Securities and Debentures issued will count toward, and will not exceed, the aggregate amount of $3.8 billion authorized by the Commission for such securities in its order dated December 12, 2000 ("December 12 Order").1

                  Applicants state that the proposed Short-Term Debt may take the form of commercial paper, promissory notes, and/or other forms of indebtedness that will be sold to dealers at the annual discount rate prevailing at the date of the sale for commercial paper of comparable quality and maturities. Short-Term Debt may also include notes and other forms of indebtedness under lines of credit from banks. Applicants state that commercial paper Short-Term Debt will mature in one year or less from the date of issuance and borrowings under lines of credit will mature in two years or less from the date of the borrowing. The effective cost of money on Short-Term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate for maturities of one year or less. The amount of Short-Term Debt that Applicants propose Richmond will incur will count toward, and will not exceed, the $1 billion that the Commission authorized for Progress Energy in the December 12 Order.

                  In connection with Long-Term Debt, Applicants request authority for Richmond to issue and reissue notes with a maturity of up to 20 years evidencing up to $1 billion of indebtedness at any one time and to issue secured or unsecured guarantees on similar obligations of affiliate or associate companies. Security for such guarantees may include a security interest in all of Richmond's rights, title and interest to its present and future assets, including all project agreements and permits relating to the Richmond Facility to which Richmond is a party and all of Richmond's goods, inventory, equipment, revenues, accounts and all amounts maintained therein, receivables, and all Richmond's other property, assets and revenues. The interest rate on Richmond's long-term debt will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury Note having comparable maturities.

                  Applicants request authority for Richmond to participate in the Progress Energy utility money pool ("Utility Money Pool") established under authority granted by the Commission in the December 12 Order. Applicants propose that Richmond, CP&L, and NCNG would lend to each other as well as borrow from Progress Energy, Florida Power and each other, and for Florida Power and Progress Energy to lend to Richmond, CP&L and NCNG, through the Utility Money Pool. Applicants request authority for Richmond to borrow through the Utility Money Pool up to $250 million at any time outstanding. Loans will be repayable on demand and, in any event, not later than one year after the date of the loan. All other terms, conditions, and operational arrangements of the Utility Money Pool will remain as described in the December 12 Order.

     D. Financing Subsidiaries

                  Applicants request authority for Richmond to issue Preferred Securities, Debentures, Short-Term Debt and Long-Term Debt directly or through one or more special purpose financing subsidiaries ("Richmond Financing Subsidiaries"), each of which will be organized solely to issue securities to support Richmond's businesses. Applicants request authority for Richmond to acquire interests in the Richmond Financing Subsidiaries. Applicants state that Richmond Financing Subsidiaries will dividend, loan or otherwise transfer proceeds of a financing only to Richmond. 2

                  Applicants state that the amount of Long-Term Debt or Preferred Securities issued by a Richmond Financing Subsidiary will be counted against the limitation on amounts of similar types of securities applicable to Richmond, to the extent Richmond is a guarantor of the securities. Guaranties by Richmond will not be counted against either a Progress Energy or a Progress Energy nonutility subsidiary guaranty limit authorized under the December 12 Order.

     E. Proposed Service Agreements with PE Service Company and Retail
Companies.

                  Applicants propose that PE Service Company, a service company approved by the Commission under Section 13 of the Act and Rule 88 under the Act,3 will provide a wide range of services to Richmond on an as-needed basis pursuant to the Progress Energy system utility service agreement approved by the Commission at the time it approved PE Service Company. Personnel employed by the Retail Companies also will provide certain services to Richmond pursuant to utility service agreements in the form of the system utility service agreement previously approved by the Commission and/or pursuant to an operating agreement (the "Operating Agreement") between Richmond and each Retail Company or pursuant to other arrangements that comply with Section 13 of the Act and the Commission's rules under the Act concerning system services. Personnel employed by the Retail Companies will provide, consistent with Section 13 and the Commission's service company rules, Rule 53(a)(3), and the Commission's authorization in CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000), similar operations services under the Operating Agreement to EWGs that may be developed and owned, directly or indirectly, by Progress Energy Ventures.4

                  PE Service Company and the Retail Companies will render services to Richmond, at cost computed in accordance with Rules 90 and 91 under the Act and other applicable rules and regulations. These services will include general executive and advisory services; power operations; general engineering; design engineering; purchasing; accounting, finance and treasury services; tax counseling; counseling on insurance and pensions; other corporate services relating to rates, budgeting, public relations, employee relations, systems and procedures; and other services with respect to business and operations. PE Service Company and the Retail Companies will account for, allocate, and charge their costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Commission's Uniform System of Accounts for Mutual and Subsidiary Service Companies and the FERC Uniform System of Accounts. The time that PE Service Company and Retail Company employees spend working for Richmond and EWGs will be billed to and paid by the client companies on a monthly basis, based upon time records. Each company will maintain separate financial records and detailed supporting records.

                  The Operating Agreement will provide that CP&L will provide to Richmond certain services at cost relating to the construction, operation, maintenance and rehabilitation of assets owned by Richmond. The proposed form of Operating Agreement will be filed with the Commission as by an amendment to this Application/Declaration.

                  3.       Rule 53 and Rule 58 Compliance.

                  Progress Energy will report all "aggregate investment" as defined under Rule 53 of the Act on a consolidated basis. In addition, to the extent that Progress Energy provides funds to Richmond that are used to invest in an energy-related company (within the meaning of Rule 58 under the Act), the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

     F. Richmond to Sign Income Tax Allocation Agreement.

                  In accordance with Rule 45 of the Act, Richmond will participate in the Progress Energy income tax allocation agreement currently subject to a reservation of jurisdiction by the Commission in File No. 70-9659. Richmond requests that its participation be subject to this reservation of jurisdiction.

     G. Reporting Requirements.

                  Progress Energy proposes that a single quarterly report be filed by Progress Energy pursuant to Rule 24 with respect to all activities of Progress Energy and its subsidiaries, including Richmond, authorized in this file. That report would contain all information required to be in a Rule 24 certificate pursuant to the December 12 Order, and Progress Energy requests permission to consolidate its Rule 24 report in this file with the Rule 24 certificate that Progress Energy files with the Commission pursuant to the December 12 Order.

                  Item 2.  Fees, Commissions and Expenses.
                           -------------------------------

                  The Applicants will state the estimated fees, commissions and expenses to be paid or incurred in connection with the proposed transactions in an amendment to this Application/Declaration.

                  Item 3.  Applicable Statutory Provisions.
                           --------------------------------

                  The Applicants consider Sections 3, 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 43, 44, 45, 46, 53, 54, 58, 88, 90 and 91 under the
Act to be applicable to transactions described in this Application/Declaration. To the extent that the Commission deems other sections of the Act or the Commission's rules under the Act to be applicable to these transactions, those sections and rules should be considered to be set forth in this Item 3.

                  Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." The statutory standards to be considered by the Commission in evaluating the transactions described in Item 1 under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

1.       Sections 10(b) and (c).

     Under Section 10(b) of the Act, the Commission must approve the proposed transactions unless the Commission finds that:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

                  (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                  (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

                  Applicants believe that the proposed transactions described in this Application/Declaration that are subject to Section 9(a) of the Act satisfy the standards of Section 10 of the Act and that the consideration to be paid in connection with the transactions described is fair and reasonable.

                  Applicants believe that the transactions described in Item 1 do not unduly complicate the capital structure of the Progress Energy system and are in the public interest and in the interest of investors and consumers. Applicants also believe that the transactions described in Item 1 will tend toward the proper functioning of the Progress Energy system in a deregulated wholesale market and, as a consequence, toward the economical and efficient development of an integrated public utility system.

                  The transactions described in Item 1 are, in the context of deregulation in the wholesale electrical generation market, "reasonably incidental, or economically necessary and appropriate to" the operations of a registered electric utility holding company system such as Progress Energy. See The Southern Company, Holding Co. Act Release No. 26211 (Dec. 30, 1994). They will enable the Progress Energy system to adapt to the current conditions of wholesale markets. Thus they tend toward the economical and efficient development of an integrated public utility system.

                  The various transfers of assets and equity securities and the formation of Richmond described in Item 1 will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the Progress Energy system. The creation of Richmond is necessary to adapt to current conditions in the wholesale generation markets and will contribute to the efficient operation of Progress Energy's integrated power supply system. As noted in Item 1, the transfers and the formation of Richmond will allow the Retail Companies to continue to serve the needs of their requirements customers and at the same time enable Progress Energy to adapt to the deregulated wholesale generation market. The change will allow Richmond to manage and operate its generating assets with due regard to market considerations and will increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity. No redundant organizational structures will remain following completion of the transfers and actions described in Item 1. As described in Item 1, Progress Energy will achieve a number of operating, financial and managerial benefits from forming Richmond that are consistent with and will contribute to the efficient operation of an integrated utility system. See WPL Holdings Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991). Accordingly, approval is warranted under Section 10 of the Act.

2.       Section 11(b)(2)

                  Section 11(b)(2) of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." Establishing Richmond as an electric utility subsidiary to Progress Energy Ventures is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated. See, e.g., Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28,
1988), aff'd Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis). Richmond will be wholly owned directly and indirectly by Progress Energy Ventures and Progress Energy, respectively, and thus there should be no question as to whether voting power will be equitably and fairly distributed among the security holders.

                  As part of a reorganization of its wholesale generation operations, which includes establishing Richmond as an a electric utility company, Applicants propose that Progress Energy retain two intermediate subsidiary holding companies, Monroe and Newco, that will be interposed between Progress Energy and Progress Energy Ventures. Applicants have determined that this proposal will be in the best interests of Progress Energy's shareholders and ratepayers. Retention of these two companies as intermediate holding companies will facilitate the Restructuring and is necessary in order for the Restructuring to qualify as tax-free for federal income tax purposes and to obtain certain state income tax benefits. Progress Energy could incur a significant federal income tax liability attributable to the restructuring if these two companies were not retained as intermediate holding companies.5 Because the costs and complications associated with the survival of Monroe and Newco as an intermediate holding companies will be minimal, Applicants have determined that the retention of these companies will contribute to the positive future financial condition of Progress Energy and will maximize shareholder value.

                  While retention of Monroe and Newco as intermediate holding companies will allow Progress Energy to achieve significant financial benefits, these companies will have no functions related to any Progress Energy utility or non-utility company operations. Any acts they perform will be limited to purely ministerial tasks that result from their position in the corporate structure of the Progress Energy system. As intermediate holding companies, they will function primarily as conduits between Progress Energy and its wholesale generating subsidiaries with respect to capital contributions, if any, and dividends. Progress Energy management does not anticipate that Monroe and Newco will be involved in any intra-system financing. Moreover, management does not anticipate that these companies will engage in securities transactions; acquire securities, utility assets or other interests; or enter into or take any step in the performance of any service, sales, or construction contract. As corporate entities, Monroe and Newco will continue to make, keep and preserve accounts and records and make any required reports to the Commission and other appropriate agencies.

                  Under Section 10(c)(1) of the Act, the Commission must ensure that a proposed acquisition subject to the Act will not be "detrimental to the carrying out of the provisions of Section 11." Section 11(b)(2) mandates a simple corporate structure for a registered holding company system. See, e.g., TUC Holding Co., Holding Co. Act Release No. 26749, n. 20 (Aug. 1,
1997). Section 11(b)(2) includes two principal restrictions. First, the Section requires registered holding companies to take such action as the Commission finds necessary to ensure that registered holding company systems are structured to include no more than two tiers of holding companies. This restriction is sometimes referred to as the "great-grandfather clause" of
Section 11(b)(2). 6 Second, the Section directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system."

                  The Commission has on numerous occasions found that making acquisitions and establishing holding company structures for tax planning purposes is a legitimate goal under the Act. Indeed, the Commission has held that the realization of tax savings through a transaction often helps to satisfy the Act's requirements. See, e.g., Columbia Gas System, Holding Co. Act Release No. 26536 (June 25, 1996) (Commission noted that the applicants expected their merger to produce economies and efficiencies, including the realization of state tax benefits); Transok, Inc., Holding Co. Act Release No. 26421 (Nov. 30, 1995) (Commission noted that the benefits and efficiencies of a merger included annual tax savings); New England Power Association, 1 SEC 473 (May 16, 1936) (Commission noted that the acquisition should result in tax and other economies). The Commission has authorized the acquisition of subsidiaries organized, among other things, "as a part of tax planning in order to limit [a registered holding company's] exposure to U.S. and foreign taxes." Cinergy, Holding Co. Act Release No. 26376 (Sept. 21, 1995); see also, Allegheny Power System, Holding Co. Act Release No. 26401 (Oct. 27, 1995).

                  The purposes underlying the Commission's policy of favoring transactions that produce tax benefits are readily apparent. The retention of tax benefits is necessary to protect the interests of consumers and investors. Where the continued existence of an entity provides a tax benefit, that entity is an asset that enhances shareholder value. The entity's dissolution destroys shareholder value and is thus directly contrary to the interests of investors. See Standard Power & Light Corp., Holding Co. Act Release No. 13101 (Feb. 16,
1956) (Commission permits holding company's continued existence under Section 11(b) because if found itself in a "tax situation which, if the company is permitted to continue in existence will afford its stockholders a valuable asset"). Likewise, in some cases loss of tax benefits may create a situation in which the loss is passed on to utility consumers. Moreover, the Commission does not appear ever to have differentiated among varieties of tax benefits. This position is entirely consistent with the policies underlying the Act. The source of the tax benefit, i.e., provisions of local, state, federal or foreign law, in itself raises no issues under the Act, and regardless of the source, the substance of the benefit, elimination of a liability for the company, is the same in every case.

                  The Commission has "recognized the importance of tax considerations" under Section 11 and has "sought to cooperate in achieving that type of rearrangement [under Section 11] which imposes the least tax burden on the company and the security holders, so long as the choice does not result in frustrating the Act or in delaying the attainment of its objectives." Engineers Public Service Co., Holding Co. Act Release No. 7041 (Dec. 19, 1946) ("Engineers Public Service"). The existence of tax savings is a compelling reason to maintain a given structure under Section 11(b)(2), provided that "the continued existence of this [security] structure will not be detrimental to the public interest or the interest of investors or consumers." Community Gas and Power Co., Holding Co. Act Release No. 4915 (Mar. 4, 1944). The Commission recently approved the retention of an intermediate holding for tax reasons where the Applicants cited Section 355 of the Internal Revenue Code as the basis for the anticipated benefits. American Electric Power Co. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14, 2000). The existence of a company violates Section 11(b)(2) only if it causes unnecessary or undue complications. The Commission has interpreted Section 11(b)(2) to require the elimination of any holding company that serves no useful purpose or economic function. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991); Peoples Gas Light and Coke Co., Holding Co. Act Release No. 15929 (Dec. 22, 1967); Voting Trustees of Granite City Generating Co., Holding Co. Act Release No. 14739 (Nov. 5, 1962).


                  The retention of more than two tiers of holding companies, i.e., a great grandfather structure, for tax purposes is consistent with the system simplification requirements set forth in Section 11(b)(2). In Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000), the Commission authorized a three-tiered holding structure that was justified on the basis of tax considerations. In that case, the Commission approved a structure that had the following components, proceeding from the top holding company: Exelon Corporation, Exelon Ventures Company ("Ventures"), Exelon Generation Company, LLC, and three subsidiaries that own portions of the Conowingo hydroelectric project, PECO Energy Power Company, Susquehanna Power Company, and Susquehanna Electric Company. The Commission allowed the retention of Ventures in this structure for state and federal tax reasons. In National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000), the Commission approved retention of a great-grandfather holding company structure to minimize taxes on repatriation of foreign subsidiary profits. The Commission did not distinguish such tax benefits from domestic tax benefits or otherwise indicate that acceptance of this type of tax benefit was not just one of the many different "tax considerations" that could be accommodated under Section 11. See Engineers Public Service, supra. In Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000), the Commission authorized the retention of a great-grandfather structure created by intermediate holding company that housed a single utility asset. The Commission noted that retention of the company preserved favorable tax attributes that would be lost if the company were eliminated.

                  These cases fully support retention of Monroe and Newco as intermediate holding companies. Their survival will not lead to any of the conditions or abuses that Section 11(b)(2) was intended to prevent. These abuses, facilitated by the pyramiding of holding company groups, involved the diffusion of control and the creation of different classes of debt or stock with unequal voting rights. Those abuses are not at issue in this matter, as Monroe and Newco will be wholly owned by Progress Energy. They will not perform any operational functions. The Applicants anticipate that Monroe and Newco will not engage in securities transactions; acquire securities, utility assets or other interests; or enter into or take any step in the performance of any service, sales, or construction contract.

                  The continued existence of Monroe and Newco thus will not produce any complications that are either "unnecessary" or "undue." To the contrary, their existence will create only minor ministerial requirements involving negligible expenses that are necessary to assure appropriate tax and accounting treatment and to preserve the potential for significant tax savings. The survival of Monroe and Newco will benefit the Progress Energy's shareholders and its ratepayers. This structure will not result in a highly-pyramided and complex holding company system at odds with the policies underlying the Act, and it will cease to be relevant for purposes of the Act once Richmond becomes an EWG. For all of these reasons, it is appropriate to "look through" Monroe and Newco for purposes of the analysis under section 11(b)(2) of the Act and find that their continued existence "does not unduly or unnecessarily complicate the structure" of the Progress Energy system.

3.       Section 3(a)(1).

                  Progress Energy Ventures, Monroe, and Newco each will qualify for an exemption from registration under Section 3(a)(1) of the Act.
Section 3(a)(1) provides that, unless it finds such action detrimental to the public interest or the interest of investors or consumers, the Commission shall exempt a holding company and its subsidiaries from regulation under the Act if:

                  such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

                  Progress Energy Ventures will comply with these requirements. It is organized under the laws of North Carolina, and Richmond has been organized under the laws of that state. Richmond will carry on its business in North Carolina, and derive its operating revenues from operations in that state. Progress Energy Ventures thus will conform completely with the requirements of Section 3(a)(1). Granting it an exemption under this section, moreover, will not be detrimental to the public interest or the interest of investors or consumers. Establishing Richmond will allow CP&L and the Progress Energy system generally to benefit from the efficiencies and economies that are expected to result from the organizational changes discussed above. It will not impede the exercise of any existing regulatory authority. Finally, Richmond will be wholly owned directly by Progress Energy Ventures, and thus no rights of the investing public are implicated by the proposed holding company structure. In sum, granting a Section 3(a)(1) exemption to Progress Energy Ventures is consistent with the public interest and the policies set forth in Section 1 of the Act.

                  Each of Monroe and Newco are or will be organized under the laws of North Carolina, and Richmond will be the only public utility company in which they will have an ownership interest. Each company thus will qualify for a Section 3(a)(1) exemption for the same reasons as Progress Energy Ventures. As noted above, the exemption will be necessary only for the period during which Richmond is an electric utility company under the Act.

                  Applicants represent that Progress Energy Ventures, Monroe and Newco will not engage in any transaction that a registered holding company could not engage in unless approved by the Commission.

4.       Rule 54 Analysis.

                  The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

                  Progress Energy currently meets all of the conditions of Rule 53(a). At December 31, 2000, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $110 million, or about 5.7% of Progress Energy's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2000 ($1.94 billion).

                  In addition, Progress Energy will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Retail Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 4.  Regulatory Approval.
         --------------------

                  As noted above, CP&L has filed an application with the NCUC for approval to transfer certificates of public convenience and necessity relating to the Richmond Facility to Progress Energy Ventures. No other State commission has jurisdiction with respect to the subject transactions and, assuming that the Commission authorizes and approves all aspects of the subject transactions (including the accounting therefor), no other Federal commission has jurisdiction with respect thereto, except the FERC with respect to certain Richmond Facility asset transfers subject to Section 203 of the Federal Power Act.

                  The NCUC has required the Applicants to request the Commission to state in its order granting this Application/Declaration and permitting it to become effective that its approval of this Application/Declaration in no way precludes the NCUC from scrutinizing and establishing the value of the assets transferred for purposes of determining the rates for services rendered to CP&L's customers and that it is the Commission's intention that the NCUC retain the right to review and determine the value of such asset transfer for purposes of determining rates.

                  Item 5.  Procedure.
                           ----------

                  The Commission issued and published on July 20, 2001 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration. That notice specifies a date not later than August 14, 2001 by which comments may be entered. Applicants respectfully request that the Commission enter not later than August 27, 2001 an order granting and permitting this Application/Declaration to become effective.

                  Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                  Item 6.  Exhibits and Financial Statements.
                           ---------------------------------

                  The following exhibits and financial statements are filed as a part of this Application/Declaration:

         (a)      Exhibits

A-1      Articles of Organization of Richmond County Power, LLC.
         (To be filed by amendment.)

A-2      Operating Agreement of Richmond County Power, LLC
         (To be filed by amendment.)

B-1      Progress Energy Income Tax Allocation Agreement.
         (To be filed by amendment.)

C        Not applicable.

D-1      Application to the North Carolina Utilities Commission.
         (To be filed by amendment.)

D-2      Order of the North Carolina Utilities Commission.
         (To be filed by amendment.)

D-3      Application to the Federal Energy Regulatory Commission.
         (To be filed by amendment.)

D-4      Order of the Federal Energy Regulatory Commission.
         (To be filed by amendment.)

E        Not applicable.

F-1      Opinion of Progress Energy counsel. (To be filed by amendment).

F-2 Opinion of Progress Energy Ventures counsel. (To be filed by amendment).

F-3      Opinion of CP&L counsel. (To be filed by amendment).

         (b)      Financial Statements

FS-1 Progress Energy Consolidated Statement of Income for the nine months ended September 30, 2000, incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q for the period ended September 30, 2000 (File No. 1-15929). (To be supplemented and updated by amendment for the quarter and year ended December 31, 2000.)

FS-2 Progress Energy Consolidated Balance Sheet as of September 30, 2000, incorporated by reference to Quarterly Report of Progress Energy on Form 10-Q for the period ended September 30, 2000 (File No. 1-15929). (To be supplemented and updated by amendment for the quarter and year ended December 31, 2000)

FS-3 CP&L Consolidated Statement of Income for the nine months ended September 30, 2000, incorporated by reference to Quarterly Report of CP&L on Form 10-Q for the period ended September 30, 2000 (File No. 1-3382). (To be supplemented and updated by amendment for the quarter and year ended December 31, 2000.)

FS-4 CP&L Consolidated Balance Sheet as of September 30, 2000, incorporated by reference to Quarterly Report of CP&L on Form 10-Q for the period ended September 30, 2000 (File No. 1-3382). (To be supplemented and updated by amendment for the quarter and year ended December 31, 2000.)

FS-5 CP&L Consolidated Statement of Income for the year ended December 31, 1999, incorporated by reference to Annual Report of CP&L on Form 10-K for the year ended December 31, 1999 (File No. 1-3382).

FS-6 CP&L Consolidated Balance Sheet as of December 31, 1999, incorporated by reference to Annual Report of CP&L on Form 10-K for the period ended year ended December 31, 1999 (File No. 1-3382).

FS-7 Income Statements and Balance Sheets for Progress Energy Ventures. (To be filed by amendment).

FS-8     Income Statements and Balance Sheets for Richmond.
         (To be filed by amendment).

                  Item 7.  Information as to Environmental Effects.
                           ----------------------------------------

                  (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

                  (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                  SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  July 23, 2001


                                  PROGRESS ENERGY, INC.


                                  By:      /s/ William D. Johnson
                                           ----------------------
                                           William D. Johnson
                                           Executive Vice President,
                                           General Counsel and Secretary


                                  CAROLINA POWER & LIGHT COMPANY


                                  By:      /s/ Thomas R. Sullivan
                                           ----------------------
                                           Thomas R. Sullivan
                                           Treasurer


                                  CPL NEWCO, INC.


                                  By:      /s/ Joel Y. Kamya
                                           -----------------
                                           Joel Y. Kamya
                                           President


                                  FLORIDA POWER CORPORATION


                                  By:      /s/ William D. Johnson
                                           ----------------------
                                           William D. Johnson
                                           General Counsel


                                  MONROE POWER COMPANY


                                  By:      /s/ Joel Y. Kamya
                                           -----------------
                                           Joel Y. Kamya
                                           Senior Vice President


                                  NORTH CAROLINA NATURAL GAS CORPORATION


                                  By:      /s/ William D. Johnson
                                           ----------------------
                                           William D. Johnson
                                           Secretary


                                  PROGRESS ENERGY SERVICE COMPANY, LLC


                                  By:      /s/ William D. Johnson
                                           ----------------------
                                           William D. Johnson
                                           General Counsel


                                  PROGRESS ENERGY VENTURES, INC.


                                  By:      /s/ Larry M. Smith
                                           ------------------
                                           Larry M. Smith
                                           Vice President- Finance


                                  RICHMOND COUNTY POWER, LLC


                                  By:      /s/ Joel Y. Kamya
                                           -----------------
                                           Joel Y. Kamya
                                           President



--------

1 Progress Energy, Inc., et al., Holding Co. Act Release No. 27297 (Dec. 12, 2000).

2 Although it will be an electric utility company under Section 2(a)(3) of the Act, Applicants expect that Richmond will sell electric power only at wholesale. Richmond thus will not be a public utility for purposes of state law, and no state commission will have jurisdiction over financing transactions discussed in this Application/Declaration. Rule 52(a) under the Act therefore does not apply to those transactions.

3 See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

4 Holding Co. Act Release No. 27284 provides at page 11 that "CP&L, NCNG and Florida Power may provide services, upon request, to CP&L Service or to other associate companies utilizing personnel who will not be transferred to CP&L Service, and other resources and capabilities developed in the conduct of public utility operations. These services will include transmission and distribution support, customer service support, telecommunications support, nuclear support, power operations support, gas and energy services support, and information technology support, among others."

5 CP&L's distributions of the stock of Monroe and Newco to Progress Energy are each intended to qualify as a "tax-free" distribution under Section 355 of the Internal Revenue Code of 1986, as amended. (CP&L previously distributed the stock of Monroe to Progress Energy; because Monroe is an EWG, that transaction that did not require Commission approval.) In order to satisfy the requirements of Section 355, Monroe and Newco must remain in existence after the distributions. Thus, a liquidation, merger or other termination of the existence of Monroe or Newco could cause these CP&L distributions to become taxable distributions for U.S. federal income tax purposes. Moreover, because the state tax treatment of these distributions generally follows the U.S. federal income tax treatment, CP&L's distributions would also become taxable for state tax purposes.

6 The great-grandfather clause of Section 11(b)(2) provides that "the Commission shall require each registered holding company (and any company in the same holding-company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company."